Santa Fe Gold corporation
1128 Pennsylvania NE, Suite 200,
Albuquerque, New Mexico 87110

October 26, 2007

VIA EDGAR

Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	Santa Fe Gold Corporation (formerly, Azco Mining, Inc).
Post Effective Amendment No. 1 to
Registration Statement on Form SB-2
Filed March 23, 2007
SEC File No. 333-141558 (the “Registration Statement”)

Dear Ms. Parker:

     Santa Fe Gold Corporation (formerly, Azco Mining, Inc.) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to be as 1:00 PM, Washington, D.C., time on Tuesday, October 30, 2007 or as soon as practical.

Very truly yours,

Santa Fe Gold Corporation

By: /s/ W. Pierce Carson
Name: W. Pierce Carson
Title: President and Chief Executive Officer